Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

January 28, 2020

Re: **Zummo Flight Technologies Inc.**
                Amendment No. 4 to Offering Statement on Form 1-A
                File No. 024-11347

Ladies and Gentlemen:

On behalf of Zummo flight Technologies Inc. (the "Company"), I hereby request qualification of the above-referenced offering statement at 3:00PM, Eastern Time, on Monday, February 1, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert Zummo

Robert Zummo
Chief Executive Officer
Zummo Flight Technologies Inc.